Exhibit 99.1
SunCoke Energy Partners Finance Corp.
Consolidated Statements of Operations

	Years Ended December 31,
	2020	2019	2018
	(Unaudited)
	(Dollars and units in millions, except per unit amounts)
Revenues
Sales and other operating revenue	$760.7	$953.3	$892.1
Costs and operating expenses
Cost of products sold and operating expenses	586.2	726.4	648.9
Selling, general and administrative expenses	31.4	36.3	33.6
Depreciation and amortization expense	86.8	104.8	92.4
Long-lived asset and goodwill impairment	—	247.4	—
Total costs and operating expenses	704.4	1,114.9	774.9
Operating income (loss)	56.3	(161.6)	117.2
Interest expense, net	50.0	56.2	59.4
Gain on extinguishment of debt	(5.7)	(1.9)	—
Income (loss) before income tax expense (benefit)	12.0	(215.9)	57.8
Income tax expense (benefit)(1)	109.1	(87.8)	(1.6)
Net (loss) income	(97.1)	(128.1)	59.4
Less: Net income attributable to noncontrolling interests	—	3.3	1.9
Net (loss) income attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$(97.1)	$(131.4)	$57.5

General partner's interest in net (loss) income	N/A	$(2.6)	$1.2
Limited partners' interest in net (loss) income	N/A	$(128.8)	$56.3
Net (loss) income per common share/unit (basic and diluted)	$(2.10)	$(2.79)	$1.22
Weighted average common shares/units outstanding (basic and diluted)	46.2	46.2	46.2
(1)As of January 1, 2020, SunCoke Energy Partners, L.P. merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc. As a result, non-cash deferred tax expense was recorded during 2020 to reflect the deferred tax liabilities of SunCoke Energy Partners Finance Corp. and its subsidiaries.

SunCoke Energy Partners Finance Corp.
Consolidated Balance Sheets

	December 31,
	2020	2019
	(Unaudited)
	(Dollars in millions)
Assets
Cash	$25.5	$29.3
Receivables, net	27.5	34.7
Receivables from affiliate, net	11.9	1.3
Inventories	84.7	106.9
Other current assets	9.4	0.3
Total current assets	159.0	172.5
Properties, plants and equipment (net of accumulated depreciation of $643.8 million and $559.8 million at December 31, 2020 and 2019, respectively)	1,099.9	1,152.3
Intangible assets, net	32.2	34.2
Deferred charges and other assets	5.2	4.4
Total assets	$1,296.3	$1,363.4
Liabilities and Equity
Accounts payable	$51.9	$83.3
Accrued liabilities	16.7	13.3
Current portion of financing obligation	1.1	2.9
Interest payable	2.0	2.2
Total current liabilities	71.7	101.7
Long-term debt and financing obligation	579.9	639.4
Deferred income taxes	146.9	26.3
Other deferred credits and liabilities	11.2	12.4
Total liabilities	809.7	779.8
Equity
Common stock, $0.01 par value (issued 46,227,148 shares at December 31, 2020)	0.5	—
Additional paid-in capital	583.2	—
Retained deficit	(97.1)	—
Total SunCoke Energy Partners Finance Corp. stockholders' equity	486.6	—
Common units (46,227,148 units issued at December 31, 2019)	—	518.2
General partner's interest	—	52.6
Partners' capital attributable to SunCoke Energy Partners, L.P.	—	570.8
Noncontrolling interest	—	12.8
Total equity	486.6	583.6
Total liabilities and equity	1,296.3	1,363.4

SunCoke Energy Partners Finance Corp.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2020	2019	2018
	(Unaudited)
	(Dollars in millions)
Cash Flows from Operating Activities:
Net (loss) income	$(97.1)	$(128.1)	$59.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Long-lived asset and goodwill impairment	—	247.4	—
Depreciation and amortization expense	86.8	104.8	92.4
Deferred income tax expense (benefit)	120.6	(89.4)	(3.5)
Gain on extinguishment of debt	(5.7)	(1.9)	—
Changes in working capital pertaining to operating activities:
Receivables, net	7.2	14.1	(6.6)
Receivables/payables from affiliate, net	(10.6)	1.8	2.6
Inventories	23.2	(27.9)	0.4
Accounts payable	(26.7)	11.2	13.2
Accrued liabilities	3.3	(3.7)	0.4
Interest payable	(0.2)	(1.0)	(0.8)
Other	(5.5)	0.7	5.3
Net cash provided by operating activities	95.3	128.0	162.8
Cash Flows from Investing Activities:
Capital expenditures	(40.7)	(61.2)	(60.8)
Other	0.2	0.2	0.2
Net cash used in investing activities	(40.5)	(61.0)	(60.6)
Cash Flows from Financing Activities:
Repayment of financing obligation	(2.7)	(2.9)	(2.6)
Repayment of long-term debt	(55.9)	(46.6)	—
Proceeds from revolving credit facility	—	204.5	179.5
Repayment of revolving credit facility	—	(309.5)	(204.5)
Distributions to unitholders (public and parent)	—	(37.8)	(86.1)
Distributions to noncontrolling interest (SunCoke Energy, Inc.)	—	(2.2)	(2.5)
Capital contributions from SunCoke Energy, Inc.	—	145.0	20.0
Other financing activities	—	(0.8)	—
Net cash used in financing activities	(58.6)	(50.3)	(96.2)
Net (decrease) increase in cash and cash equivalents	(3.8)	16.7	6.0
Cash and cash equivalents at beginning of year	29.3	12.6	6.6
Cash and cash equivalents at end of year	$25.5	$29.3	$12.6
Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized interest of zero, $2.3 million and $3.2 million respectively	$48.0	$54.2	$56.9
Income taxes paid, net of refunds of $2.7 million, zero and zero, respectively	$(2.3)	$1.8	$2.9

SunCoke Energy Partners Finance Corp.
Reconciliation of Non-GAAP Information
Adjusted EBITDA to Net (Loss) Income

	Years Ended December 31,
	2020	2019	2018
	(Unaudited)
	(Dollars in millions)
Net (loss) income attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P(1)	$(97.1)	$(131.4)	$57.5
Add: Net income attributable to noncontrolling interests	—	3.3	1.9
Net (loss) income	$(97.1)	$(128.1)	$59.4
Add:
Long-lived asset and goodwill impairment	—	247.4	—
Depreciation and amortization expense	86.8	104.8	92.4
Interest expense, net	50.0	56.2	59.4
Income tax expense (benefit)	109.1	(87.8)	(1.6)
Gain on extinguishment of debt	(5.7)	(1.9)	—
Contingent consideration adjustments(2)	—	(4.2)	2.5
Simplification Transaction costs(3)	—	4.9	0.4
Adjusted EBITDA	$143.1	$191.3	$212.5
Subtract: Adjusted EBITDA attributable to noncontrolling interest(4)	—	1.6	3.1
Adjusted EBITDA attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$143.1	$189.7	$209.4
(1)As of January 1, 2020, SunCoke Energy Partners, L.P. (the "Partnership") merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc.
(2)In connection with the CMT acquisition, the Partnership entered into a contingent consideration arrangement that required the Partnership to make future payments to the seller based on future volume over a specified threshold, price and contract renewals. Adjustments to the fair value of the contingent consideration were primarily the result of modifications to the volume forecast. This liability was written to zero during the third quarter of 2019, and the related contract was terminated in 2020.
(3)Costs expensed by the Partnership associated with the Simplification Transaction.
(4)Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest's share of interest, taxes, income, and depreciation and amortization. Noncontrolling interest in the prior year periods reflects SunCoke Energy, Inc.'s two percent ownership of our cokemaking facilities.